Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

(in thousands, except for ratios)	Six Months Ended
	June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Pre-tax income (loss) from continuing operations	$3,331	$(26,413)	$(23,743)	$(171,808)	$(249,473)	$5,113	$219
Fixed charges	1,762	468	2,182	561	386	377	96
Earnings	$5,093	$(25,945)	$(21,561)	$(171,247)	$(249,087)	$5,490	$315

Fixed charges
Interest expense	$1,529	$243	$1,750	$89	$67	$38	$21
Interest portion of rental expense (1)	233	225	432	472	319	339	75
Total fixed charges	$1,762	$468	$2,182	$561	$386	$377	$96

Ratio of Earnings to Fixed Charges	2.9	-	-	-	-	14.6	3.3

Dollar amount of deficiency if ratio is less than 1.0	-	$26,413	$23,743	$171,808	$249,473	-	-

(1)	Assumes that the interest component of rental expense is 23% of total rental expense based on net present value analysis.